FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                                             -------------------------------



For the month(s) of               March, April & May          , 2001
                    ------------------------------------------

             BELMONT RESOURCES INC.
------------------------------------------------------------------------
(Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C.  V6C 2T6
-----------------------------------------------------
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X               Form 40-F
            ---------------                      ---------------


[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X               No
            ---------------                      ---------------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.
                                      ---


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Belmont Resources Inc.
                                           -------------------------------------
                                                  (Registrant)

Date  June 19, 2001                    By      /s/ Gary Musil
                                           -------------------------------------
                                                  (Signature)
                                                  Gary Musil, Secretary/Director

                                    FORM 27
                                 SECURITIES ACT
              MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1.     REPORTING ISSUER

            Belmont Resources Inc. (the "Company")
            600 - 625 Howe Street
            Vancouver, BC
            V6C 2T6

ITEM 2.     DATE OF MATERIAL CHANGE

            April 11, 2001

ITEM 3.     PRESS RELEASE

            Issued April 11, 2001 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            Mr. Nicolo Bellanca has resigned from the Board of Directors.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Mr. Nicolo Bellanca has resigned from the Board of Directors.

ITEM 6.     RELIANCE ON SECTION 67(2) OF THE ACT

            This report is not being filed on a confidential basis.

ITEM 7.     OMITTED INFORMATION

            There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.     DIRECTOR/SENIOR OFFICER

            Contact:       Gary Musil, Secretary
            Telephone:     (604) 683-6648

ITEM 9.     STATEMENT OF SENIOR OFFICER/DIRECTOR

            The foregoing accurately discloses the material change referred to herein.

                                                  /s/ GARY MUSIL
                                                  Gary Musil, Secretary/Director

DATED this 11th day of April, 2001.

                                    FORM 27
                                 SECURITIES ACT
              MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1.     REPORTING ISSUER

            Belmont Resources Inc. (the "Company")
            600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2.     DATE OF MATERIAL CHANGE

            April 24, 2001

ITEM 3.     PRESS RELEASE

            Issued April 24, 2001 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            Belmont finalizes agreements on Sale of 57% Interest in Rozmin s.r.o. - Talc Deposit

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Belmont finalizes agreements on Sale of 57% Interest in Rozmin s.r.o. - Talc Deposit

            Further to our news release of February 14, 2001 Belmont Resources Inc. ("Belmont") announces that it has received final signed agreements with EuroGas, Inc. ("EuroGas").

            EuroGas agrees to acquire Belmont's 57% shareholding interest in Rozmin s.r.o. ("Rozmin") the owner and operator of the Gemerska Poloma talc deposit in exchange for the following: (1) EuroGas will issue to Belmont 12 million common shares (with U.S.A. registration rights attached); and (2) EuroGas will pay to Belmont a US $100,000 non-refundable advance royalty; and (3) EuroGas/Rozmin will pay to Belmont a royalty of 2% of the sale price on each sold ton of talc and other terms and conditions more specifically described in the agreement.

            An independent Fairness Opinion is being completed regarding this transaction and shareholders will be asked to approve this transaction at the upcoming General Meeting. Notice and dates of the General Meeting will be announced soon.

            The agreement is also subject to regulatory approval.

ITEM 6.     RELIANCE ON SECTION 67(2) OF THE ACT

            This report is not being filed on a confidential basis.

ITEM 7.     OMITTED INFORMATION

            There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.     DIRECTOR/SENIOR OFFICER

            Contact:     Gary Musil, Secretary
            Telephone:   (604) 683-6648

ITEM 9.     STATEMENT OF SENIOR OFFICER/DIRECTOR

            The foregoing accurately discloses the material change referred to herein.

                                           /s/ GARY MUSIL
                                           Gary Musil, Secretary/Director

DATED this 24th day of April, 2001.

BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                      E-Mail: belmontr@direct.ca
                                              Website: www.Belmont-Resources.com


May 16, 2001

                                                                           SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.


Attn:     Statutory Filings
---------------------------


Dear Sir or Madam:


Re:     Belmont Resources Inc. (the "Company")
----------------------------------------------


Attached herewith please find a Form 27 regarding a material change of May 16, 2001.



Yours truly,


/s/ GARY MUSIL

Gary Musil,
Secretary/Director


GM/rm

Enclosure


c.c.     - Alberta Securities Commission (SEDAR)
         - Securities & Exchange Commission, Washington, D.C., U.S.A.

                        * M a r t i n  &  A s s o c i a t e s *
                                  barristers & solicitors

                            2100 - 1066 West Hastings Street     John T. Martin
                                Vancouver, B.C.  V6X 3X2         Craig K. Iwata
                     Tel: (604) 687-8080  Fax: (604) 687-8218   Ralph H. Yetman
                                                                   Paul M. Fang
                                                                      Bryce Cox
                                                              Peter W. Hammond*

May 7, 2001

Canadian Venture Exchange
6th Floor, 609 Granville St.
Vancouver, B.C.
V7Y 1H1

Attention:     Corporate Finance

Dear Sirs:

Re:     Belmont Resources Inc. (the "Company")

In compliance with Policy 5.3(6), we enclose the following documents for the Company as a Reviewable Disposition submission:

1.     Form 5C - Transaction Summary Form;
2.     Certified true copy of the Share Purchase Agreement dated March 27, 2001;
3. Certified true copy of the consent agreement from Rima Muran s.r.o dated April 9, 2001;
4. Copy of the Rozmin s.r.o annual audited financial statements as at December 31, 2000 prepared by R dl & Partner of Slovakia, with a draft conversion statement prepared by the Company's auditors, Dale, Matheson Carr-Hilton, which presents the R dl statements in Canadian currency;
5. Original fairness opinion prepared by B.J. Price Geological Consultants Inc. and Ross Glanville and Associates Ltd. dated April 20, 2001; and
6.     Filing fees, by way of cheque, in the amount of $802.00

Please note that the final confirmations between Rozmin s.r.o. auditors and Dale, Matheson Carr-Hilton have not been finalized, and therefore the draft conversion statement is for discussion purposes only.

If you have questions or require any further information, please do not hesitate to contact the writer.

Sincerely,

MARTIN & ASSOCIATES
per:
PAUL M. FANG
/le

Enclosures

                     * M a r t i n  &  A s s o c i a t e s *  *Associate counsel is a law corporation

                                        FORM 5C

                                TRANSACTION SUMMARY FORM

Re: Belmont Resources Inc. (the "Issuer").

SEDAR Profile #: .

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated February 14, 2001 and April 24, 2001.

3. The asset/property to be sold by the Issuer, including the location of the asset/property is as follows:

       The Issuer is proposing to sell all of its shares (the "Share Sale") in Rozmin s.r.o. ("Rozmin") to EuroGas, Inc. ("EuroGas") on the terms and conditions stated below. Rozmin is the owner and operator of the Gemerska Poloma talc deposit located in Slovakia.

       Consideration
       -------------

       Subject to regulatory approval, the Share Sale will occur on the basis of:

       A. Payment of 12,000,000 shares of Eurogas (the "Payment Shares") to the Issuer upon regulatory approval and the grant of the right to the Issuer to compel Eurogas to register such shares under the Securities Act of 1933;

       B. Payment of a USD$100,000 non-refundable deposit, which deposit shall be advance on royalties described below;

       C. Payment by Rozmin on an ongoing royalty of 2% of the gross sale price of each ton of talc sold.

       Eurogas will have the right to buy-back any unsold Payment Shares (up to 6,000,000) at US$2.00 per share within one year of the execution date of the purchase agreement.

       The value represented by the Payment Shares shall be guaranteed by the following formula:

       D. if the average weighted trading price of the shares of Eurogas as quoted on the NASD OTC market is less than US$0.30 for any 10 trading day period within one year of the date of execution of the agreement by all parties, then Eurogas will issue to the Issuer that number of common shares equal to 1,000,000 multiplied by the following factor:

           (US$0.30-(10 day ave. w. tr. price))/0.05

       E. in the event the Issuer is unable from the sale of the Payment Shares to recover 125% of its initial investment in the talc deposit equal to CDN$3,000,000 (based on an initial investment of CDN$2,400,000) within one year of the date of execution of the agreement by all parties due to depressed market conditions or a depressed trading price then Eurogas shall within 10 business days of the written request by the Issuer issue such additional common shares to compensate for any shortfall from the CDN$3,000,000, with the deemed price of such shares to be the average weighted trading price for the 10 day period prior to the date of receipt of the written notice by Eurogas.

       Eurogas' responsibility to fund development
       -------------------------------------------

       Eurogas agrees to arrange the necessary financing to place the Gemerska Poloma talc deposit into commercial production within one year from the date of the agreement and if this is not accomplished (other than for reasons beyond Eurogas's control) then Eurogas will pay the Issuer an advance royalty of US$10,000 per month for each month of delay in achieving commercial production;

       Eurogas will be responsible for the Issuer's share of the working capital budget of Rozmin s.r.o. from January 1, 2001 as well as any investment capital expenses incurred and outstanding since the start of the surface installations;

4. The date, parties to and type of agreement (eg: sale or option) are as follows:

       Share purchase agreement dated March 27, 2001 among the Issuer, Eurogas and Rozmin.

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows:

       See 3. above.

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

       N/A

7.     The transaction is not a Related Party Transaction as defined in Policy
       1.1 - Interpretation or, if the transaction is a Related Party

       Transaction, the details of the relationship between the Issuer and the other party are as follows:

       N/A

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows:

       EuroGas Insiders (Based upon the Form 10K filed with the U.S. Securities
       ----------------
       and Exchange Commission on April 18, 2001)

       Mr. Andrew Andraczke, President, CEO and Director
       Dr. Gregory P. Fontana, Director
       Mr. Borre Dahl, Chief Financial Officer
       Mr. Wolfgang Rauball, Director
       Mr. Gary Henry, Director

       Rozmin Insiders
       ---------------

       Dr. Ondrej Rozloznik, Managing Director
       Mr. Vojtech Agyagos, Managing Director

       Greater than 10% shareholders:

       The Issuer - 55%
       Rima Muran s.r.o. - 45%.

       Rima Muran Insiders
       -------------------

       Rima Muran s.r.o. is a Limited Company incorporated in the Slovak\ Republic.

       Its Managing Director is Ing. Peter Corej of Roznava Slovakia.
       Current Board of Directors are Ing. Pavol Krajec, Ing. Jan Balaz, Ing. Peter Corej, Mr. Juraj Agyagos, Ing. Dusan Berka and Vojtech Agyagos.

       Shareholders of Rima Muran are: Ing. Pavol Krajec (11.25%), Ing. Jan Balaz (11.25%), and Ing. Viliam Komora (11.25%) all of Slovak Republic\ with EuroGas GmbH holding 55%.

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer which have not been publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Minor Acquisitions, as defined in Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets, of the Issuer during the preceding 12 months are as follows:

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder):

       N/A

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months.

       N/A

15. The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

       YES

16.    If the transaction is a Related Party Transaction, as defined in Policy
       1.1 - Interpretation, disclose which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction.

       N/A

Dated:  May 7, 2001

/s/ GARY MUSIL
-----------------------------------------
Signature of authorized signatory
Print name of signatory
Official capacity

                                   AGREEMENT


This Agreement made this April 9, 2001


BELMONT RESOURCES INC. having a business address of Suite 600 - 625 Howe Street Vancouver, B.C. V6C 2T6

("Belmont")

                                                               OF THE FIRST PART


EUROGAS, INC., having a business address of Lektykarska 18, Warsaw 01-687,
Poland

("Eurogas")

                                                              OF THE SECOND PART


ROZMIN s.r.o., having a business address of Safarikova 114, Roznava 04801, Slovak Republic

("Rozmin")

                                                               OF THE THIRD PART


RIMA MURAN s.r.o., having a business address of Safarikova 114, Roznava 04801, Slovak Republic

("Rima Muran")

                                                              OF THE FOURTH PART


WHEREAS the parties Belmont, Eurogas and Rozmin have entered into a Share Purchase Agreement (the "SPA"), a copy which is attached hereto, in which Belmont shall sell its equity interest in Rozmin.

NOW THEREFORE IN CONSIDERATION of one (1) Canadian Dollar (the receipt and sufficiency of which is hereby acknowledged), the premises, other good and valuable consideration and of the covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1. Rima Muran irrevocably consents and agrees to the completion of all transactions described in the SPA.

2. This Agreement constitutes the entire agreement between the parties and supersedes all prior letters of intent, agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied.

3. No modification or amendment to this Agreement may be made unless agreed to by the parties thereto in writing.

4. This Agreement may be executed in any number of counterparts with the same effect as if all parties to this Agreement had signed the same document and all counterparts will be construed together and will constitute one and the same instrument and any facsimile signature shall be taken as an original.


IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.


BELMONT RESOURCES INC.                    EUROGAS, INC.


/s/ Gary Musil                            /s/ Andrzej K. Andraczke
--------------------------------------    --------------------------------------
Per: Authorized Signatory                 Per: Authorized Signatory
Name: Gary Musil, Secretary/Director      Name: Andrzej K. Andraczke



ROZMIN s.r.o.                             RIMA MURAN s.r.o.


/s/ Dr. Ondrej Rozloznik                  /s/ Ing. Dusan Berka
--------------------------------------    --------------------------------------
Per: Authorized Signatory                 Per: Authorized Signatory
Name: Dr. Ondrej Rozloznik                Name: Ing. Dusan Berka, Director


                                          /s/ Juraj Agyagos
                                          --------------------------------------
                                          Per: Authorized Signatory
                                          Name: Juraj Agyagos, Director

                            SHARE PURCHASE AGREEMENT


THIS AGREEMENT dated effective March 27, 2001

AMONG:

          BELMONT RESOURCES INC. having a business address of Suite 600 - 625 Howe Street Vancouver, B.C. V6C 2T6,

          (the "Vendor")

                                                               OF THE FIRST PART

AND:

          EUROGAS, INC., having a business address of Lektykarska 18, Warsaw 01-687, Poland

          (the "Purchaser")

                                                              OF THE SECOND PART

AND:

          ROZMIN s.r.o., having a business address of Safarikova 114, Roznava 04801, Slovak Republic

                                                               OF THE THIRD PART

WHEREAS:

A. The Purchaser and the Vendor are shareholders of Rozmin s.r.o., a company incorporated pursuant to the laws of Slovakia and joint venture partners in the development of a certain talc industrial mineral deposit located near Gemerska Poloma;


B. The Vendor holds a 57% equity interest in Rozmin s.r.o. equal to a paid up capital amount of 228,000 SKK, which the Purchaser wishes to purchase on the terms and conditions described herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of one dollar (the receipt and sufficiency of which is hereby acknowledged) and the mutual promises contained herein the parties agree as follows:

                                  ARTICLE 1.
                                 Definitions

1.1     In this Agreement:

(a) "Closing" means the closing of the purchase and sale of the Shares and certain other matters disclosed herein;

(b) "Commercial Production" means the point when talc industrial mineral has completed mine extraction, crushing, classifying and/or milling and available to sell to the consumer market.

(c) "Deposit" means that certain talc industrial mineral deposit located near Gemerska Poloma, the mineral extraction rights of which are held by Rozmin s.r.o.

(d) "Encumbrances" means mortgages, charges, pledges, security interests, liens, encumbrances, actions, and claims of any nature whatsoever;

(e) "Purchase Price Shares" means 12,000,000 common shares in the captial stock of the Purchaser; and

(f) "Shares" means a 57% equity interest in the capital stock of Rozmin s.r.o. equal to a paid up capital amount of 228,000 SKK.


                                 ARTICLE 2
                            Purchase And Sale

2.1 Purchased Shares. Relying upon the representations and warranties herein contained, and on and subject to the terms and conditions hereof, the Vendor will sell to the Purchaser and the Purchaser will accept and acquire from the Vendor the Shares in consideration of:

        (a)  the Purchase Price Shares;

        (b) the Purchaser hereby undertaking to register and qualify, at its expense, the Purchase Price Shares under the Securities Act of 1933 (United States), which registration and qualification shall be carried out by making the necessary filings with the Securities and Exchange Commission ("S.E.C") within 30 days from the date this Agreement is approved by the Canadian Venture Exchange;

        (c) the Purchaser hereby granting the right to the Vendor to require the Purchaser to register and qualify, at the expense of the Purchaser, the Purchase Price Shares under the Securities Act of 1933 (United States) at any time;

        (d) Rozmin s.r.o. hereby granting a royalty to the Vendor of 2% calculated on the gross sale revenue of any talc sold with such royalty to be paid on March 31, June 30, September 30 and December 31 of each year of the mining life of the Deposit;

        (e) the payment by the Purchaser to the Vendor of a US$100,000 non-refundable advance royalty (the "US$100,000 NRAR") within 30 days of the execution of this Agreement by all parties.

                                     ARTICLE 3
               Representations, Warranties And Covenants Of the Vendor

3.1 Covenants, Representations and Warranties. The Vendor covenants, represents and warrants to the Purchaser that now and at Closing:

        (a) the Vendor is the registered and beneficial owner of the Shares and have a good and marketable title to the Shares free and clear of all mortgages, liens, charges, security interests, adverse claims, charges, encumbrances and demands whatsoever;

        (b) no person, firm or corporation has any agreement or option or any right or privilege, whether by law, pre-emption or contract, that is capable of becoming an agreement or option for the purchase of the Shares; and

        (c) subject to the right of the Vendor to sell the Purchase Price Shares in any quotation service or stock market in which the shares of the Purchaser are traded at any time, the Purchaser will have the right to buy-back any unsold Purchase Price Shares (up to 6,000,000) at US$2.00 per share within one year of the date of execution of this Agreement by all parties; and providing the Purchaser has delivered 30 days written notice to the Vendor of Purchasers intent to buy-back.


                                     ARTICLE 4
                    Representations, Warranties And Covenants Of
                          the Purchaser and Rozmin s.r.o.

4.1 Covenants, Representations and Warranties. The Purchaser covenants, represents and warrants to the Vendor that now and at the Closing:

        (a)  it has the full authority to enter into this Agreement;

        (b) if the average weighted trading price of the shares of the Purchaser as quoted on the NASD OTC market is less than US$0.30 for any 10 trading day period within one year of the date of execution of this Agreement by all parties, then the Purchaser will issue to the Vendor that number of common shares equal to 1,000,000 multiplied by the following factor:

             (US$0.30-(10 day ave. w. tr. price))/0.05

        (c) in the event the Vendor is unable from the sale of the Purchase Price Shares to recover 125% of its initial investment in the Deposit equal to CDN$3,000,000 (based on an initial investment of CDN$2,400,000) within one year of the date of execution of this Agreement by all parties due to depressed market conditions or a depressed trading price then the Purchaser shall within 10 business days of the written request by the Vendor issue such additional common shares to compensate for any shortfall from the CDN$3,000,000, with the deemed price of such shares to be the average weighted trading price for the 10 day period prior to the date of receipt of the written notice by the Purchaser;

        (d) the Purchaser agrees to arrange the necessary financing to place the Gemerska Poloma talc deposit into Commercial Production within one year from the date of execution of this Agreement by all parties, however if this is not accomplished (other than for reasons beyond the Purchaser's control) then the Purchaser will pay the Vendor an advance royalty of US$10,000 per month for each month of delay in achieving commercial production;

        (e) the Purchaser will be responsible for the Vendor's share of the working capital budget of Rozmin s.r.o. from January 1, 2001 as well as any investment capital expenses incurred and outstanding since the start of the surface installations;

        (f) during the period of obtaining regulatory approval from the Canadian Venture Exchange, the Purchaser will use its best efforts to keep Rozmin s.r.o. and the Deposit in good standing with all applicable laws and regulations;

4.2 Covenants, Representations and Warranties. Rozmin s.r.o. covenants, represents and warrants to the Vendor that now and at the Closing:

        (a) Rozmin s.r.o. will keep true and accurate records of its operations and sales;

        (b) the Vendor shall at all times have the authority to inspect the Deposit and the facilities related to the Deposit and to audit any records related to the sale of talc or affecting royalties payable to the Vendor.


                                       ARTICLE 5
                      Survival Of Representations, Warranties
                         And Covenants, And Indemnification

5.1 Survival and Indemnification. The representations, warranties and covenants made by Rozmin s.r.o., the Vendor and the Purchaser in this Agreement will survive any Closing and, notwithstanding such Closing or any investigation made by or on behalf of Rozmin s.r.o., the Vendor, the Purchaser or any other person acting on their behalf, will continue in full force and effect.

                                       ARTICLE 6
                                        Closing

6.1 Within 30 days of the date of approval by the Canadian Venture Exchange of the transactions described in this Agreement the Vendor shall deliver In trust to the solicitor (the "Trust") for Rozmin s.r.o. any and all transfer documentation necessary for the transfer of the Shares to the Purchaser against payment of the Purchase Price Shares and the US$100,000 NRAR (if not already paid). The terms of the Trust are that:


        a)  the ownership of the Shares shall not pass to the Purchaser; and
        b) no instructions to proceed with the share transfer in the Slovak Republic District Court will be given to the Rozmin s.r.o.

            Solicitor, unless and until the Vendor has received 125% of its initial investment equal to CDN $3,000,000 through the sale of the Purchase Price Shares.

                                    ARTICLE 7
                                  Miscellaneous

7.1 Appointments. Due to the Vendor by virtue of this Agreement receiving 12,000,000 common shares of the purchaser, as well as previously holding 2,500,000 warrants to purchase an additional 2,500,000 shares of the Purchaser at a price of US$0.40 per share; the Vendor shall have the right to appoint one director of the Vendor to the Purchasers Board. Such appointment will not take place until Canadian Venture Exchange approval of this Agreement. Should the Vendor proceed with such appointments the director shall remain until the next Annual General Meeting of the Purchaser, however such term will not be less than one year. The Purchaser also agrees that during the term of this Agreement to coordinate all financial statements, 10Q's 10K or other S.E.C. related matters with the Chief Financial Officer of the Vendor.

7.2 Arbitration. Any dispute between the parties in respect of the interpretation of this Agreement or any matter to be agreed upon under this Agreement, or otherwise arising under this Agreement will be determined by arbitration. Either party may, by written notice to the other as provided herein, demand arbitration of any dispute under this Agreement. Upon a demand for arbitration, each party will, within 10 days after the date on which notice of the demand is given, appoint an arbitrator and the 2 arbitrators so appointed will choose a third arbitrator. If either party fails to appoint an arbitrator, the arbitrator appointed by the other party will proceed to determine the dispute as sole arbitrator. If the arbitrators appointed by the parties do not within 3 days after they have both been appointed agree on a third arbitrator, the third arbitrator will be appointed pursuant to the Commercial Arbitration Act (British Columbia). The decision of the arbitrator or the arbitrators or a majority of them will be final and binding upon the parties.

7.3 Further Assurances. Each of the parties hereby covenants and agrees that at any time and from time to time either before or after the Closing it will, upon the request of the other party, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be required for the better carrying out and performance of all the terms of this Agreement.

7.4 Notice. Any notice required or permitted to be given or delivery required to be made to any party may be effectively given or delivered if it is delivered personally or by telex or telecopy at the addresses or telephone numbers set out above or to such other address or telephone number as the party entitled to or receiving such notice may notify the other party as provided for herein. Delivery shall be deemed to have been received:

       (a)  the same day if given by personal service or if transmitted by fax;
            and
       (b) the fifth business day next following the day of posting if sent by regular post.

7.5 Governing Law. This Agreement will be governed by and be construed in accordance with the laws of British Columbia.

7.6 Successors and Assigns. This Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns as the case may be.

7.7 Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior letters of intent, agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied. In the event of any conflict or ambiguity in the interpretation of any provisions as between this Agreement and any translation of any or all of this Agreement, the English version of the provisions this Agreement shall prevail.

7.8     Time of the Essence.  Time will be of the essence.

7.9 Amendment. No modification or amendment to this Agreement may be made unless agreed to by the parties thereto in writing.

7.10 Severability. In the event any provision of this Agreement will be deemed invalid or void, in whole or in part, by any court of competent jurisdiction, the remaining terms and provisions will remain in full force and effect.

7.11 Headings. The headings contained herein are inserted for convenience only and will not be construed as part of the Agreement.

7.12 Counterparts. This Agreement may be executed by facsimile and in any number of counterparts with the same effect as if all parties to this Agreement had signed the same document and all counterparts will be construed together and will constitute one and the same instrument, and any facsimile signature shall be taken as an original.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of, 2001.


BELMONT RESOURCES INC.                    EUROGAS, INC.


/s/ Gary Musil                            /s/ Andrzej K. Andraczke
--------------------------------------    --------------------------------------
Per: Authorized Signatory                 Per: Authorized Signatory
Name: Gary Musil,                         Name: Andrzej K. Andraczke



ROZMIN s.r.o.


/s/ Ondrej Rozloznik
--------------------------------------
Per: Authorized Signatory
Name:  Ondrej Rozloznik

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